NOTIFICATION OF THE REMOVAL FROM LISTING
AND REGISTRATION OF THE STATED SECURITIES

New York Stock Exchange LLC (the 'Exchange' or the 'NYSE') hereby notifies the Securities and Exchange Commission (the 'Commission') of its intention to remove the entire class of Common Stock of Grubb & Ellis
Company, (the 'Company') from listing and registration on the Exchange at the opening of business on March 26, 2012, pursuant to the provisions of Rule 12d2-2 (b), because, in the opinion of the Exchange, the Common
Stock is no longer suitable for continued listing and trading on the Exchange. The
Company is no longer eligible for listing under Section 802.01B of the NYSE Listed
Company Manual in view of the fact that it has fallen below the NYSE's continued listing standard regarding average global market capitalization over a consecutive
30 trading day period of less than $15
million, which is a minimum threshold
for listing.

The Company had previously fallen below the Exchange's continued listing standard for average global market capitalization over a consecutive 30 trading day period of less than $50 million and latest reported shareholders' equity of less than $50 million as well as the average closing price of less than $1.00 over a consecutive
30 trading day period. The Company's business plan was previously accepted by NYSE
Regulation, however, in light of the subsequent non-compliance with the aforementioned minimum market capitalization standard, this plan process is no longer available.

1. The Exchange's Listed Company Manual,
Sections 802.01B, states, in part, that
the Exchange would promptly delist a security of either a domestic or non-U.S. issuer when: The issuer's average global market capitalization over a consecutive 30 trading-day period falls below $15,000,000, regardless of the original standard under which the issuer listed.

2. The Exchange, on January 3, 2012,
determined that the Common Stock should
be suspended from trading before the opening of the trading session on January 6, 2012, and directed the preparation and filing with the Commission of this application for the removal of the Common Stock from listing and registration on the Exchange.
The Company was notified by letter on
January 3, 2012.

3. Pursuant to the above authorization, a press release was issued on January 3, 2012, and an announcement was made on the 'ticker' of the Exchange at the close of the trading session on January 3, 2012 and other various dates of the proposed suspension of trading in the Common Stock. Similar information was included on the Exchange's website. Trading in the Common Stock on the Exchange was suspended before the opening of the trading session on January 6, 2012.

4. The Company had a right to appeal to the Committee for Review of the Board of Directors of NYSE Regulation the determination to delist its Common Stock, provided that it filed a written request for such a review with the Secretary of the Exchange within ten business days of receiving notice of delisting determination. As permitted under the rules of the NYSE, Grubb & Ellis Company appealed this decision to a Committee of the Board of Directors of NYSE Regulation, Inc. (the
'Committee'), but subsequently withdrew
the appeal on March 9, 2012.